RIO CAN
REAL ESTATE INVESTMENT TRUST

August 3, 2006

06015785

SEC MAIL PROCESSING RECEIVED AUG 04 2006 WASH. D.C. 209 SECTION

Delivered By Courier

SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

Re: **RioCan Real Estate Investment Trust ("RioCan")**
Exemption File Number 82-34916

SUPPL

Ladies and Gentlemen:

Attached hereto is information that RioCan has made public pursuant to the requirements of Ontario law. This information includes the following documents:

- Form 52-109F2 Certification of Interim Filings – CEO
- Form 52-109F2 Certification of Interim Filings – CFO
- Second Quarter 2006 Earnings Release
- Second Quarter 2006 Financial Statements and Notes
- Second Quarter 2006 Management's Discussion and Analysis

RioCan's exemption file number is 82-34916. If you have any questions or require any additional information regarding these matters, please contact Robert Wolf at 416-866-3198.

Regards,

Robert Wolf
Vice President and Chief Financial Officer

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

Attachments

dw 8/7

The Exchange Tower, 130 King Street West
Suite 700, P.O. Box 378, Toronto, Ontario M5X 1E2
Main Tel (416) 866-3033 1-800-465-2733
Main Fax (416) 866-3020 Leasing Fax (416) 866-8056 Operation Fax (416) 866-8381

Form 52-109F2 - Certification of Interim Filings

I, Edward Sonshine, President and Chief Executive Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of RioCan, (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 2, 2006

"Edward Sonshine"

Edward Sonshine, Q.C.
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Robert Wolf, Vice President and Chief Financial Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of RioCan, (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 2, 2006

"Robert Wolf"

Robert Wolf
Vice President and Chief Financial Officer

TSX: REI.UN

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES SECOND QUARTER 2006 RESULTS

HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2006:

- Portfolio occupancy hits an all-time high of 97.3%
- Annualized gross rental revenue from national and anchor tenants achieves new record of 83%
- Annualized rental revenue derived from properties located in Canada's six urban markets (Calgary, Edmonton, Montreal, Ottawa, Toronto and Vancouver) was 62.8%

Toronto, Ontario (August 2, 2006) - RioCan Real Estate Investment Trust ("RioCan") today announced its financial results for the three and six months ended June 30, 2006.

Financial Highlights

RioCan today reported funds from operations ("FFO") for the six months ended June 30, 2006, increased to $136,907,000 ($0.70 per unit) from $121,929,000 ($0.63 per unit) for the comparable period in 2005. For the quarter ended June 30, 2006, FFO was $68,227,000 ($0.35 per unit) as compared to $72,458,000 ($0.38 per unit) for the three months ended June 30, 2005.

For the six months ended June 30, 2006, RioCan reported net earnings of $78,614,000 ($0.40 per unit basic and diluted) as compared to $55,124,000 ($0.28 per unit basic and diluted) for the comparable period in 2005. Net earnings for the quarter ended June 30, 2006, increased to $39,639,000 ($0.20 per unit basic and diluted) from $33,537,000 ($0.17 per unit basic and diluted) for the three months ended June 30, 2005.

Recurring distributable income ("RDI") for the six months ended June 30, 2006, was $136,563,000 ($0.692 per unit) as compared to $140,314,000 ($0.727 per unit) for the comparable period in 2005. For the quarter ended June 30, 2006, RDI was $68,315,000 ($0.346 per unit) versus $71,405,000 ($0.369 per unit) for the three months ended June 30, 2005.

Total rental revenue for the six months ended June 30, 2006, was $283,952,000 versus $290,593,000 for the comparable period in 2005. For the quarter ended June 30, 2006, total rental revenue was $141,606,000 as compared to $142,554,000 for the three months ended June 30, 2005.

RioCan's Consolidated Financial Statements, Management's Discussion and Analysis and Supplemental Information Package for the three and six months ended June 30, 2006, are available on RioCan's website at www.riocan.com.

Both RDI and FFO are widely accepted supplemental measures of a Canadian real estate investment trust's performance. The Canadian generally accepted accounting principles ("GAAP") measurement most directly comparable to RDI and FFO is net earnings. RDI and FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP. RioCan's method of calculating RDI and FFO may differ from certain other issuers' methods and accordingly may not be comparable to measures reported by other issuers.

Portfolio Stability

At June 30, 2006:

- Portfolio occupancy was 97.3%;
- 83% of annualized gross rental revenue was derived from national and anchor tenants;
- No individual tenant comprised more than 6% of annualized gross rental revenue; and
- Over 62.8% of RioCan's annualized rental revenue was derived from properties located in Canada's six urban markets (Calgary, Edmonton, Montreal, Ottawa, Toronto and Vancouver).

Leasing Activities

RioCan remains the dominant retail landlord in Canada with more than 4,800 tenancies from coast-to-coast. Its leasing department continues to strengthen relationships with current and potential tenants, as well as lease space to national, regional and local retailers. The total number of new lease deals completed in the six months ended June 30, 2006, was 235 (936,000 square feet) as compared to 266 (895,000 square feet) for the comparable period in 2005. Total annualized net operating income of the new deals completed in the six months ended June 30, 2006, increased by 18.9% to $15,614,000 from $13,132,000 for the comparable period in 2005.

The total number of leasing deals to national and anchor tenants ("nationals") completed in the six months ended June 30, 2006, was 123 (705,000 square feet) as compared to 121 (594,000 square feet) for the comparable period in 2005. Total annualized net operating income of the leasing deals to nationals completed in the six months ended June 30, 2006, increased by 29.2% to $11,591,000 from $8,973,000 for the comparable period in 2005. For the six months ended June 30, 2006, the total number of leasing deals to nationals represented 74.2% of the total annualized net operating income of all new deals, as compared to 68.3% for the comparable period in 2005.

Land Use Intensification Program

RioCan continues to enhance returns from its existing properties through a land use intensification program. The goal of the program is to add an additional 250,000 square feet of new retail space annually to a number of its new format and neighbourhood shopping centres. Highlights of some of RioCan's current land use intensification projects include:

Ajax, Ontario – Over 94,000 square feet of new space are under construction, or completed, at RioCan Durham Centre. At the rear of the centre, RioCan has completed a 55,000 square foot addition that is anchored by Value Village (23,000 square feet) and Imperial Buffet (12,500 square feet), both of which are now open for business. Other national and regional retailers, totalling 19,500 square feet, are also open or will commence opening within the next few months. At the front of the centre, a 33,000 square foot addition is underway and will be tenanted by The Keg, Bank of Montreal, Nike Outlet, 2001 Audio Video and Ardene. Site servicing work commenced in late July 2006 and construction of the buildings will begin in September 2006.

Victoria, British Columbia – RioCan is once again expanding Tillicum Centre by adding an additional 17,000 square feet. The addition includes a 5,000 square foot TD Canada Trust pad and 12,000 square foot Fabricland. Both tenants are expected to open in the spring of 2007. This is the second expansion of this centre since RioCan acquired it in 2002.

Ottawa, Ontario – RioCan has undertaken two initiatives in Ottawa including the construction of a 8,300 square foot three-unit retail building at Fairlawn Plaza and the construction of an additional 14,000 square feet at RioCan Merivale Place. Sleep Country, Cash Money and a dentist will tenant the building at Fairlawn Plaza. At RioCan Merivale Place, Dollarama recently opened its 10,000 square foot store for business in one of the two new units. Negotiations with a number of national retailers to occupy the remaining unit are well advanced.

Development Program

With over a billion dollars at cost of on-going developments, project activities remained strong throughout the second quarter as RioCan continues to focus on its development program. Approximately 6.6 million square feet of retail space, of which RioCan's interest is approximately 3.3 million square feet, is scheduled to be completed over the next eighteen months. In addition to the 6.6 million square feet of current developments, an additional 1.6 million square feet is in the development pipeline.

Development work at a number of RioCan's new format retail centres has been progressing well including: RioCan Beacon Hill located in Calgary, Alberta; RioCan Centre Burloak located in Oakville, Ontario; and RioCan Centre Kingston, located in Kingston, Ontario. In addition to these developments, RioCan continued to work on the following projects in the second quarter:

Edmonton, Alberta – Construction has commenced at RioCan Meadows, a 504,000 square foot new format retail centre at the corner of 17th Street and Whitemud Drive. The centre will be anchored by Real Canadian Superstore (retailer owned) and Home Depot, and will be tenanted by, amongst others, Staples/Business Depot, Mark's Work Wearhouse, TD Canada Trust, Royal Bank of Canada and Alberta Treasury Branch. Home Depot is planning to open in the fall of this year, and Staples/Business Depot and Mark's Work Wearhouse are expected to open in December 2006.

London, Ontario – Site work has commenced at Summerside Shopping Centre, located at the intersection of Commissioners Road and Highbury Avenue. Major retailers anchoring this 180,000 square foot centre include Loblaws (retailer owned) and Rona. Expansion of Commissioners Road from a two to four lane road by the city is nearing completion and servicing work for the site has commenced.

Milton, Ontario – Construction is well underway at RioCan Centre Milton, a 293,000 square foot new format retail centre. Anchors Home Depot (retailer owned) and Galaxy Cinemas are now open for business. The centre will be tenanted by a strong mix of national and regional tenants including Premier Fitness, Sleep Country, The Beer Store, Boston Pizza, Casey's, Super Cuts, CIBC and Bank of Montreal. Store openings will be phased-in over the remainder of the year.

Conference Call and Webcast

Analysts and investors are invited to participate in a conference call with management on **Thursday, August 3, 2006 at 9:00 a.m. Eastern Time**. You will be required to identify yourself and the organization on whose behalf you are participating.

In order to participate in the conference call, please dial 416-695-6622 or outside of Toronto dial 1-888-789-0150. If you cannot participate in the live mode, a replay will be available until August 17, 2006. For the replay, please dial 416-695-5275 or 1-888-509-0081 and enter passcode 626277.

Scheduled speakers are Edward Sonshine, Q.C., President and Chief Executive Officer, Fred Waks, Senior Vice President and Chief Operating Officer, and Robert Wolf, Vice President and Chief Financial Officer. Management's presentation will be followed by a question and answer period. To ask a question, press "*1" on a touch-tone phone. The conference call operator is immediately notified of all requests in the order in which they are made, and will introduce each questioner.

Alternatively, to access the simultaneous webcast, go to the following link on RioCan's website http://www.riocan.com/_bin/presentations/webcast.cfm and click on the link for the webcast. The webcast will be archived 24 hours after the end of the conference call and can be accessed for 120 days.

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with a total market capitalization of approximately $7 billion. It has ownership interests in a portfolio of 199 retail properties, including 8 under development, across Canada containing an aggregate of over 50.5 million square feet, including partners' and shadow anchors' interests.

-30-

For further information contact:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com



ALL THE RIGHT STRATEGIES FOR SUCCESS

Edward Sonshine, Q.C. President and Chief Executive Officer

Dear Fellow Unitholder:

The results for the second quarter of 2006 were satisfactory for RioCan notwithstanding that they do not yet reflect the significant creation of value that has been, and continues to be, in process.

This is primarily the result of our fairly extensive development and redevelopment program simply taking longer than we originally expected to come to completion. These delays are sometimes simply bureaucratic, occasionally political and once in a while, due to construction delays.

I am pleased to be able to report that delays are certainly not a result of a lack of interest from tenants. The pre-leasing and leasing achieved at all our developments and redevelopments is quite remarkable and is a tribute to the prowess of our leasing team and the strength of the locations that we have chosen.

Indicative of this strong tenant interest in RioCan's existing and newly created space is the fact that as of June 30, 2006, our occupancy rate hit a historical high of 97.3%. Revenue from the new leasing achieved to result in this figure will be reflected as the next quarter unfolds.

While much public attention is paid to our large new format developments which are all proceeding extremely well, whether in Calgary, Edmonton, Oakville or the several other urban centres on which we focus, our goal of adding 250,000 square feet in expansion of our current portfolio annually, is proceeding equally well. These expansions take place on land that RioCan already owns as part of an existing shopping centre and as a result, typically generate very high returns. These returns are a result not only of the low costs incurred but also due to the fact that we are leasing new space in an existing, seasoned and successful shopping centre. Some current examples of this program are taking place in: Ajax, Ontario; Ottawa, Ontario; and Victoria, British Columbia.

In Ajax, we have completed a 55,000 square foot addition at the rear of RioCan Durham Centre, which is fully leased with the major tenants just opened and with the remainder to be open by the end of the third quarter. At the same Centre, we have commenced site engineering on a 33,000 square foot addition at the front of the property on land that, up until now, had been used and designated as a storm water retention area. By the fall of this year, we will be under construction with this 100% pre-leased addition.

In Ottawa, we are adding 8,300 square feet to Fairlawn Plaza. Construction will be completed in the third quarter and it is fully pre-leased. We are concurrently completing a 14,000 square foot addition to RioCan Merivale Place where a 10,000 square foot tenant has just opened and we expect the remainder to be open before the end of this year.

Finally, in Victoria, B.C., we are once again expanding Tillicum Centre by adding a 12,000 square foot Fabricland and a 5,000 square foot TD Canada Trust branch, both of which are expected to be open by the spring of 2007. This will constitute the second expansion of this centre since we acquired it several years ago.

While none of the above additions are individually significant to RioCan on their own, the fact that we are continuously able to generate these types of expansions at healthy double-digit returns on investment, is indicative of the approach that RioCan continues to take to the largest retail portfolio in Canada.

It is an approach and a strategy that I am confident will continue to generate results that will reward our unitholders.

Thank you for your ongoing confidence in RioCan.

Edward Sonshine, Q.C. President and Chief Executive Officer
RioCan Real Estate Investment Trust
July 24, 2006

(in thousands)	**June 30, 2006** ***(unaudited)***	December 31, 2005 *(audited)*
ASSETS		
Real Estate Investments		
Income properties (Note 2)	$ 3,937,134	$ 3,874,727
Properties under development	242,789	218,265
Mortgages and loans receivable	93,559	75,014
	4,273,482	4,168,006
Receivables and other assets (Note 5)	119,436	81,916
Cash and short-term investments	66,512	22,874
	$ 4,459,430	$ 4,272,796
LIABILITIES		
Mortgages payable (Note 6)	$ 1,756,412	$ 1,753,277
Debentures payable (Note 7)	870,000	670,000
Accounts payable and other liabilities (Note 9)	170,103	173,949
	2,796,515	2,597,226
UNITHOLDERS' EQUITY		
Unitholders' equity	1,662,915	1,675,570
	$ 4,459,430	$ 4,272,796

The accompanying notes are an integral part of the financial statements

(unaudited – in thousands)	Three months ended June 30, 2006	2005	Six months ended June 30, 2006	2005
Trust units (Note 10)				
Balance, beginning of period	$ 1,927,971	$ 1,856,551	$ 1,906,859	$ 1,702,820
Unit issue proceeds, net	14,099	16,801	34,868	170,532
Value associated with unit option grants exercised	27	–	370	–
Balance, end of period	$ 1,942,097	$ 1,873,352	$ 1,942,097	$ 1,873,352
Value associated with unit option grants				
Balance, beginning of period	$ 2,667	$ 1,944	$ 2,549	$ 1,692
Value associated with compensation expense for unit options granted	615	341	1,076	593
Value associated with unit option grants exercised	(27)	–	(370)	–
Balance, end of period	$ 3,255	$ 2,285	$ 3,255	$ 2,285
Cumulative earnings				
Balance, beginning of period	$ 1,176,685	$ 1,026,723	$ 1,137,710	$ 1,005,136
Net earnings	39,639	33,537	78,614	55,124
Balance, end of period	$ 1,216,324	$ 1,060,260	$ 1,216,324	$ 1,060,260
Cumulative distributions to unitholders				
Balance, beginning of period	$ (1,435,001)	$ (1,185,116)	$ (1,371,548)	$ (1,124,480)
Distributions to unitholders (Note 11)	(63,760)	(60,987)	(127,213)	(121,623)
Balance, end of period	$ (1,498,761)	$ (1,246,103)	$ (1,498,761)	$ (1,246,103)
Total unitholders' equity	$ 1,662,915	$ 1,689,794	$ 1,662,915	$ 1,689,794
Units issued and outstanding (Note 10)	197,939	194,170	197,939	194,170

The accompanying notes are an integral part of the financial statements

(unaudited – in thousands, except per unit amounts)	Three months ended June 30, **2006**	Three months ended June 30, 2005	Six months ended June 30, **2006**	Six months ended June 30, 2005
Revenue				
Rentals	$ **141,606**	$ 135,454	$ **283,952**	$ 275,890
Fees and other	**3,954**	7,371	**11,762**	10,214
Interest	**2,548**	1,511	**4,353**	3,741
Gains on properties held for resale (Note 2)	**7,324**	6,999	**14,525**	16,769
Total revenue	**155,432**	151,335	**314,592**	306,614
Expenses				
Property operating costs	**45,626**	44,289	**95,236**	93,161
Interest (Note 4)	**35,385**	33,011	**69,734**	68,216
General and administrative (Note 4)	**6,194**	4,470	**12,715**	9,171
Amortization (Note 3)	**28,588**	28,375	**58,293**	54,873
Total expenses	**115,793**	110,145	**235,978**	225,421
	39,639	41,190	**78,614**	81,193
Impairment provisions	**–**	(4,984)	**–**	(4,984)
Costs of early extinguishment of debentures payable (Note 8)	**–**	(63)	**–**	(20,549)
Net earnings from continuing operations	**39,639**	36,143	**78,614**	55,660
Discontinued operations (Note 2)	**–**	(2,606)	**–**	(536)
Net earnings	$ **39,639**	$ 33,537	$ **78,614**	$ 55,124
Net earnings per unit – basic and diluted				
Continuing operations	$ **0.20**	$ 0.18	$ **0.40**	$ 0.28
Discontinued operations	**–**	(0.01)	**–**	–
Net earnings	$ **0.20**	$ 0.17	$ **0.40**	$ 0.28
Weighted average number of units outstanding – basic	**197,658**	193,496	**197,140**	192,818

The accompanying notes are an integral part of the financial statements

(unaudited – in thousands)	Three months ended June 30, **2006**	Three months ended June 30, 2005	Six months ended June 30, **2006**	Six months ended June 30, 2005
CASH FLOW PROVIDED BY (USED IN)				
Operating activities				
Net earnings	$ 39,639	$ 33,537	$ 78,614	$ 55,124
Items not affecting cash				
Amortization	29,059	28,831	59,228	55,775
Accounting for rents on a straight-line basis	(2,236)	(2,200)	(4,776)	(4,634)
Impairment provisions	–	4,984	–	4,984
Costs of early extinguishment of debentures payable	–	63	–	20,549
Properties held for resale	5,625	3,818	25,847	(2,456)
Acquisition and development of properties held for resale	(2,626)	(2,866)	(11,628)	(4,027)
Change in other non-cash operating items (Note 15)	4,930	1,267	(14,897)	(14,079)
Discontinued operations	(290)	3,217	(818)	5,455
Cash flow provided by operating activities	74,101	70,651	131,570	116,691
Investing activities				
Acquisition of income properties and properties under development	(13,994)	(2,853)	(102,409)	(141,897)
Capital expenditures on properties under development and income properties	(43,036)	(46,476)	(73,200)	(60,191)
Tenant installation costs	(3,857)	(4,643)	(7,375)	(8,449)
Mortgages and loans receivable				
Advances	(19,852)	(17,422)	(52,107)	(22,594)
Repayments	34,830	2,347	37,998	6,888
Investments	–	(15,435)	2,262	(15,435)
Proceeds on disposition of income properties	–	1,379	–	1,379
Discontinued operations	–	(918)	–	(1,304)
Cash flow used in investing activities	(45,909)	(84,021)	(194,831)	(241,603)
Financing activities				
Mortgages payable				
Borrowings	55,630	42,262	97,033	56,353
Repayments	(50,342)	(22,412)	(96,540)	(91,580)
Debentures payable				
Borrowings	–	99,037	198,548	553,728
Repayments including early extinguishments	–	(50,126)	–	(360,953)
Distributions paid	(63,684)	(60,865)	(127,009)	(124,185)
Units issued under distribution reinvestment plan	13,203	10,440	26,820	20,113
Issue of units	896	6,362	8,047	150,419
Discontinued operations	–	17,395	–	16,728
Cash flow provided by (used in) financing activities	(44,297)	42,093	106,899	220,623
Increase (decrease) in cash and equivalents	(16,105)	28,723	43,638	95,711
Cash and equivalents, beginning of period	82,617	88,406	22,874	21,418
Cash and equivalents, end of period	$ 66,512	$ 117,129	$ 66,512	$ 117,129
Supplemental cash flow information				
Acquisition of real estate investments through assumption of liabilities	$ –	$ –	$ –	$ 24,670
Purchasers' assumption of liabilities, and mortgages and loans taken back, on property dispositions	$ (11,465)	$ (18,747)	$ (11,465)	$ (33,423)
Interest paid	$ 32,203	$ 31,595	$ 74,443	$ 76,792
Cash equivalents, end of period	$ 39,110	$ 76,209	$ 39,110	$ 76,209

The accompanying notes are an integral part of the financial statements

(unaudited - tabular amounts in thousands, except per unit amounts)

At June 30, 2006

1. SIGNIFICANT ACCOUNTING POLICIES

RioCan Real Estate Investment Trust's (the "Trust" or "RioCan") interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are consistent with the significant accounting policies reported in the Trust's audited consolidated financial statements for the two years ended December 31, 2005 and 2004. Under GAAP, additional disclosures are required in annual financial statements; therefore, these interim financial statements should be read in conjunction with the Trust's audited consolidated financial statements for the two years ended December 31, 2005 and 2004.

The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

Certain comparative figures, including those pertaining to discontinued operations, have been reclassified to conform to the current period's financial statement presentation.

2. INCOME PROPERTIES

June 30, 2006	Cost	Accumulated amortization	Net carrying amount
Land	$ 881,578	$ –	$ 881,578
Buildings	3,029,873	(262,576)	2,767,297
Tangible leasing costs	168,100	(38,654)	129,446
Intangible leasing costs	111,422	(22,613)	88,809
Properties held for resale (i)	56,249	–	56,249
Equity investments in properties	13,755	–	13,755
	$ 4,260,977	$ (323,843)	$ 3,937,134

December 31, 2005	Cost	Accumulated amortization	Net carrying amount
Land	$ 852,451	$ –	$ 852,451
Buildings	2,963,600	(223,249)	2,740,351
Tangible leasing costs	147,973	(33,176)	114,797
Intangible leasing costs	96,698	(16,119)	80,579
Properties held for resale (i)	69,224	–	69,224
Equity investments in properties	17,325	–	17,325
	$ 4,147,271	$ (272,544)	$ 3,874,727

(i) Properties held for resale

During the three months ended June 30, 2006 the Trust disposed of properties held for resale for proceeds of $24,492,000 resulting in gains of $7,324,000 (which includes the Trust's $1,006,000 share of disposition gains from equity investments in properties).

During the three months ended June 30, 2005 the Trust disposed of properties held for resale for proceeds of $30,020,000 resulting in gains of $6,999,000.

During the six months ended June 30, 2006 the Trust disposed of properties held for resale for proceeds of $40,071,000 resulting in gains of $14,525,000 (which includes the Trust's $4,417,000 share of disposition gains from equity investments in properties).

During the six months ended June 30, 2005 the Trust disposed of properties held for resale for proceeds of $48,720,000 resulting in gains of $16,769,000.

(ii) Transactions with RioCan Retail Value L.P. ("RRVLP")

During the second quarter of 2005 the Trust entered into a portfolio disposition transaction (at market terms and conditions) with RRVLP, an entity in which the Trust has a 15% ownership interest. As the Trust accounts for RRVLP using the equity method, this transaction is considered a related party transaction. Details of the portfolio of four properties were as follows:

(i) three long-lived income properties for proceeds of $61,800,000 were disposed of during the third and fourth quarters of 2005. The Trust recognized an impairment provision of approximately $2,200,000 on these dispositions, which is included in the $4,984,000 of impairment provisions reported in net earnings from continuing operations for the three and six months ended June 30, 2005.

(ii) one property held for resale for proceeds of $21,468,000, including the assumption of a mortgage payable of $11,997,000 by RRVLP, was sold in the second quarter of 2005 resulting in a gain of $3,969,000. The Trust's guarantee remains in place on this mortgage payable.

The Trust continues to manage these properties and earns market based asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by RRVLP.

(iii) Discontinued operations

In July 2005 the Trust completed a portfolio disposition comprising seven enclosed mid-market shopping centres for $182,000,000. Summarized financial information relating to these property dispositions was as follows:

Balance sheets

	June 30, 2006	December 31, 2005
Receivables and other assets (Note 5)	$ 459	$ 948
Other liabilities (Note 9)	2,882	4,190

Statements of earnings

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
Rental revenue	$ –	$ 7,100	$ –	$ 14,703
Property operating costs	–	(2,811)	–	(6,392)
Interest expense	–	(1,333)	–	(1,899)
Amortization	–	(1,762)	–	(3,148)
	–	1,194	–	3,264
Impairment provisions	–	(3,800)	–	(3,800)
Net earnings	$ –	$ (2,606)	$ –	$ (536)

3. Amortization

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
Buildings	$ 21,198	$ 19,719	$ 42,230	$ 39,061
Tangible leasing costs	4,218	4,628	9,073	8,710
Intangible leasing costs	3,172	4,028	6,990	7,102
	$ 28,588	$ 28,375	$ 58,293	$ 54,873

4. CAPITALIZATION OF CARRYING COSTS

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
Interest				
Interest expense	$ 39,749	$ 35,489	$ 77,813	$ 73,057
Capitalized to real estate investments	(4,364)	(2,478)	(8,079)	(4,841)
Net interest expense	$ 35,385	$ 33,011	$ 69,734	$ 68,216
General and administrative				
General and administrative expense	$ 6,609	$ 4,957	$ 13,553	$ 10,239
Capitalized to real estate investments	(415)	(487)	(838)	(1,068)
Net general and administrative expense	$ 6,194	$ 4,470	$ 12,715	$ 9,171

5. RECEIVABLES AND OTHER ASSETS

	June 30, 2006	December 31, 2005
Straight-line rental revenue in excess of base rents currently due in accordance with lease agreements	$ 22,549	$ 17,845
Prepaid property taxes	20,361	1,005
Other	14,755	11,075
Unamortized debt financing costs	13,887	12,677
Prepaid property operating expenses	12,354	15,374
Funds held in trust pending completion of acquisition of an income property	11,000	–
Investments at cost	7,282	9,827
Contractual rents	5,542	2,041
Deposits on property acquisitions	4,496	3,441
Unamortized differential between contractual and above market rents for in-place leases at acquisition of income properties	3,448	3,860
Capital assets net of accumulated amortization	3,303	3,823
Discontinued operations (Note 2)	459	948
	$ 119,436	$ 81,916

6. MORTGAGES PAYABLE

At June 30, 2006 mortgages payable bear interest at contractual rates ranging between 4.76% and 11.88% per annum with a weighted average quarter end rate of 6.73% per annum, and mature between 2006 and 2034. Future repayments were as follows:

	Total
Years ending December 31, 2006	$ 34,166
2007	297,791
2008	203,612
2009	240,752
2010	273,805
Thereafter	706,286
	$ 1,756,412

At June 30, 2006 the Trust had revolving lines of credit totalling $123,500,000 (December 31, 2005 – $103,500,000) with major Canadian financial institutions, against which $26,992,000 of letters of credit (December 31, 2005 – $13,737,000) were drawn. These facilities are subject to annual renewal and are secured by certain income properties.

7. Debentures payable

	June 30, 2006	December 31, 2005
Series D senior unsecured, maturity of September 21, 2009, bearing interest at 5.29% per annum, payable semi-annually	$ 110,000	$ 110,000
Series E senior unsecured, maturity of January 4, 2008, bearing interest at 3.85% per annum, payable semi-annually	110,000	110,000
Series F senior unsecured, maturity of March 8, 2011, bearing interest at 4.91% per annum, payable semi-annually	200,000	200,000
Series G senior unsecured, maturity of March 11, 2013, bearing interest at 5.23% per annum, payable semi-annually	150,000	150,000
Series H senior unsecured, maturity of June 15, 2012, bearing interest at 4.70% per annum, payable semi-annually	100,000	100,000
Series I senior unsecured, maturity of February 6, 2026, bearing interest at 5.953% per annum, payable semi-annually	100,000	–
Series J senior unsecured, maturity of March 24, 2010, bearing interest at 4.938% per annum, payable semi-annually	100,000	–
	$ 870,000	$ 670,000

8. Costs of early extinguishment of debentures payable

In the first quarter of 2005 the Trust redeemed its Series A, C and RealFund Series A debentures and incurred costs of approximately $20,500,000 related to the early extinguishment of its debentures payable.

9. Accounts payable and other liabilities

	June 30, 2006	December 31, 2005
Tenant installations and capital expenditures	$ 35,058	$ 38,710
Accrued interest	23,341	19,894
Property operating costs	22,843	24,166
Distributions payable to unitholders	21,278	21,074
Property taxes	17,369	6,308
Construction	15,870	23,449
Unamortized differential between contractual and market interest rates on liabilities assumed at acquisition of income properties	14,342	16,273
Deferred income	10,282	11,798
Other	3,460	5,309
Unamortized differential between contractual and below market rents for in-place leases at acquisition of income properties	1,699	1,338
Unfunded employee future pension benefits (Note 13)	1,679	1,440
Discontinued operations (Note 2)	2,882	4,190
	$ 170,103	$ 173,949

10. Trust units

Three months ended June 30	2006 Units	2006 $	2005 Units	2005 $
Units outstanding, beginning of period	197,233	$ 1,927,971	193,012	$ 1,856,551
Units issued:				
Distribution reinvestment and direct purchase plans	629	13,217	571	10,453
Unit option plan	77	896	587	6,508
Value associated with unit option grants exercised	–	27	–	–
Unit issue costs	–	(14)	–	(160)
Units outstanding, end of period	197,939	$ 1,942,097	194,170	$ 1,873,352

Six months ended June 30	2006 Units	2006 $	2005 Units	2005 $
Units outstanding, beginning of period	196,041	$ 1,906,859	183,604	$ 1,702,820
Units issued:				
Public offering	–	–	8,250	143,963
Distribution reinvestment and direct purchase plans	1,251	26,933	1,111	20,140
Unit option plan	647	8,048	1,205	12,671
Value associated with unit option grants exercised	–	370	–	–
Unit issue costs	–	(113)	–	(6,242)
Units outstanding, end of period	197,939	$ 1,942,097	194,170	$ 1,873,352

11. Distributions to Unitholders

RioCan's Declaration of Trust ("Declaration") requires it to distribute to its unitholders at least 80% of its annual recurring distributable income ("RDI"). RDI is defined by the Declaration and is based on the consolidated net earnings calculated in accordance with GAAP, and adjusted as follows:

(a) by adding back to consolidated net earnings the following amounts for the relevant period: (i) depreciation and amortization of all tangible and intangible capital assets (including, without limitation, buildings, leasing costs, tenant improvements, value of tenant in-place lease agreements and tenant relationships); (ii) losses on dispositions of real estate investments (other than losses on dispositions of properties held for resale); and (iii) expenses recorded on the granting of unit options or other unit based compensation;

(b) by excluding from consolidated net earnings the following amounts for the relevant period: (i) gains on dispositions of real estate investments (other than gains on dispositions of properties held for resale); (ii) amortization of the differential between contractual and market rents arising at the time of acquisition of income properties; and (iii) adjustments (arising as a result of changes compared to the period prior to January 1, 2004) for accounting for rental revenue on a straight-line method for the term of the related lease; and

(c) there shall be added or deducted any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

In accordance with (c) above, RioCan's Trustees determined that it was appropriate to exclude the costs of early extinguishment of certain debentures payable (Note 8) from the determination of RDI as such costs were not representative of the Trust's: (i) ability to earn and distribute cash returns to unitholders; and (ii) ongoing operating performance.

A reconciliation of net earnings to distributions to unitholders was:

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
Net earnings	$ **39,639**	$ 33,537	$ **78,614**	$ 55,124
Amortization of tangible capital assets	**21,615**	21,183	**43,056**	42,061
Amortization of tangible leasing costs	**4,218**	4,788	**9,073**	9,112
Amortization of intangible leasing costs	**3,172**	4,336	**6,990**	7,410
Impact of accounting for rental revenue on a straight-line basis	**(924)**	(1,814)	**(2,220)**	(3,743)
Unit based compensation expense	**665**	417	**1,216**	795
Amortization of the differential between contractual and market rents on in-place leases	**(70)**	111	**(166)**	222
Impairment provisions	**–**	8,784	**–**	8,784
Costs of early extinguishment of debentures payable	**–**	63	**–**	20,549
	68,315	71,405	**136,563**	140,314
Retention of RDI	**(4,555)**	(10,418)	**(9,350)**	(18,691)
Distributions to unitholders	$ **63,760**	$ 60,987	$ **127,213**	$ 121,623
Per unit				
Distributions to unitholders	$ **0.3225**	$ 0.3150	$ **0.6450**	$ 0.6300

RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP. The Trust's method of calculating RDI differs from certain other issuers' methods and accordingly RDI as reported by the Trust may not be comparable to such other issuers.

12. UNIT BASED COMPENSATION PLANS

(i) Incentive unit option plan

The Trust's incentive unit option plan ("the plan") provides for option grants to a maximum of 19,200,000 units. At June 30, 2006: 8,528,000 unit options were granted and exercised; 4,851,000 unit options were granted and remain outstanding; and 5,821,000 unit options remain available for issuance. The exercise price of each option equals the market price of the Trust's units on the date of grant and an option's maximum term is 10 years. All options granted through to December 31, 2003 vest at 20% per year from the grant date, being fully vested after four years. All options granted after December 31, 2003 vest at 25% per annum commencing on the first anniversary of the grant, being fully vested after four years.

A summary of the status of the plan is as follows:

Three months ended June 30	2006		2005	
Options	Units	Weighted average exercise price	Units	Weighted average exercise price
Outstanding, beginning of period	4,043	$ 16.44	4,515	$ 13.42
Granted	885	$ 21.16	885	$ 19.37
Exercised	(77)	$ 11.64	(587)	$ 11.09
Forfeited	–	$ –	(24)	$ 12.31
Outstanding, end of period	4,851	$ 17.37	4,789	$ 14.81
Options exercisable at end of period	1,774	$ 14.48	1,976	$ 12.63
Weighted average fair value per unit of options granted during the period		$ 2.88		$ 1.56

Six months ended June 30	2006		2005	
Options	Units	Weighted average exercise price	Units	Weighted average exercise price
Outstanding, beginning of period	4,163	$ 15.22	4,708	$ 12.57
Granted	1,335	$ 21.70	1,310	$ 18.84
Exercised	(647)	$ 12.44	(1,205)	$ 10.52
Forfeited	–	$ –	(24)	$ 12.31
Outstanding, end of period	4,851	$ 17.37	4,789	$ 14.81
Options exercisable at end of period	1,774	$ 14.48	1,976	$ 12.63
Weighted average fair value per unit of options granted during the period		$ 2.77		$ 1.52

The Trust accounts for unit based compensation using the fair value method, under which compensation expense is measured at the grant date and recognized over the vesting period. For the six months ended June 30, 2006 unit compensation expense was calculated using the Black-Scholes Model for option valuation, assuming a weighted average volatility of 17% on the underlying units, a weighted average exercise price of $19.04, a weighted average cumulative distribution yield of approximately 6.7% and a weighted average risk free interest rate of approximately 4.4%.

(ii) Trustees' restricted equity unit ("REU") plan

The Trustees' REU plan provides for an allotment of REUs to each non-employee trustee ("member"). The value of REUs allotted appreciate or depreciate with increases or decreases in the market price of the Trust's units. Members are also entitled to be credited with REUs for distributions paid in respect of units of the Trust based on an average market price of the units. REUs vest three years from the date of issue and are settled by a cash payment equal to the number of vested REUs credited to the member based on an average market price of Trust units at the settlement date. At June 30, 2006 accounts payable and other liabilities included accrued REU unit based compensation of $497,000 (December 31, 2005 – $358,000).

13. Employee future benefits

The Trust maintains several pension plans for its employees.

(i) The defined contribution pension plan incurred current service costs in the amount of $190,000 for the six months ended June 30, 2006 (three months ended June 30, 2006 – $88,000) and $175,000 for the six months ended June 30, 2005 (three months ended June 30, 2005 – $81,000).

(ii) The defined benefit pension plans' benefits are based on a specified length of service, up to a stated maximum. A summary of the defined benefit pension plans for the six months ended June 30, 2006 was as follows: ending balance at fair value of plan assets – $580,000 (December 31, 2005 – $516,000); ending balance of accrued benefit liability – $1,679,000 (December 31, 2005 – $1,440,000); and benefit expense – $310,000 (three months ended June 30, 2006 – $155,000) and $230,000 for the six months ended June 30, 2005 (three months ended June 30, 2005 – $115,000).

14. Investment in co-ownerships

A summary of the status of financial information relating to the Trust's share of continuing operations from proportionately consolidated co-ownership activities was as follows:

Balance sheets

	June 30, 2006	December 31, 2005
Assets	$ 977,214	$ 952,590
Liabilities	596,068	569,866

Statements of earnings

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
Revenue	$ 32,641	$ 30,745	$ 65,582	$ 62,235
Net earnings	8,136	7,346	16,147	14,768

Guarantees and contingencies (Note 18 (a))

15. Change in other non-cash operating items

Cash provided by (used in)	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Amounts receivable	$ (944)	$ (3,635)	$ (8,924)	$ (9,162)
Prepaid expenses and other assets	(10,356)	(11,109)	(17,731)	(17,158)
Accounts payable and other liabilities	16,456	13,927	11,276	9,908
Other	(226)	2,084	482	2,333
	$ 4,930	$ 1,267	$ (14,897)	$ (14,079)

16. Income taxes

The Trust is taxed as a Mutual Fund Trust for income tax purposes. The Trust is required by its Declaration to distribute all of its taxable income to unitholders and to deduct such distributions for income tax purposes. Accordingly, under current Canadian income tax legislation no provision for income taxes is required.

17. Segmented disclosures

The Trust owns, develops, manages and operates shopping centres located in Canada. Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical basis. Accordingly, the Trust has a single reportable segment for disclosure purposes in accordance with GAAP.

No single tenant accounted for 10% or more of the Trust's rental revenue.

Additional information on the Trust's activities from continuing operations in Canadian provinces with more than 10% of rental revenue or net carrying amount of income properties was as follows:

Rental revenue

Province	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Ontario	$ 88,861	$ 86,372	$ 177,750	$ 177,778
Quebec	23,216	22,700	47,400	44,253
Alberta	14,068	11,311	27,666	23,371
All others	15,461	15,071	31,136	30,488
	$ 141,606	$ 135,454	$ 283,952	$ 275,890

Net carrying amount of income properties

Province	June 30, 2006	December 31, 2005
Ontario	$ 2,402,340	$ 2,402,488
Quebec	641,631	660,223
Alberta	462,231	378,813
All others	430,932	433,203
	$ 3,937,134	$ 3,874,727

18. Contingencies and commitments

(a) Guarantees

The Trust has provided guarantees to third parties on behalf of RioCan's partners and co-owners for their shares of mortgages payable. The Trust's guarantees remain in place for certain debts assumed by purchasers in connection with property dispositions and will remain until such debts are refinanced or extinguished or lenders agree to release the Trust's covenants. Recourse would be available to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. At June 30, 2006 such guarantees amounted to $533,000,000 and expire between 2006 and 2034. No liability has been recognized in these financial statements as the estimated fair value of the borrowers' interests in the real estate investments was greater than the mortgages payable for which the Trust provided guarantees.

(b) Contractual obligations on real estate investments

(i) The Trust has entered into an agreement to acquire three shopping centres and a 50% interest in one shopping centre. These acquisitions are being completed in stages as leasable area is occupied by tenants. The purchase prices are determined by valuing such areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for vacant space and additional buildable density. At any time during the two years following the completion of the 50% owned shopping centre, the vendor has a put option giving it the right to sell the whole or part of its 50% interest to the Trust at fair market value. At June 30, 2006 the estimated remaining obligations under this agreement for the years ending December 31 were: 2006 – $106,000,000; and 2007 – $103,000,000.

(ii) The Trust entered into an agreement to dispose of interests (ranging from 22.5% to 50%) in three shopping centre developments, establishing the first investment resulting from a co-ownership arrangement entered into by the Trust with the purchaser in October 2004. These dispositions are being completed in stages as leasable area is occupied by tenants. The sale prices are determined by valuing such areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for additional buildable density. At June 30, 2006 the estimated selling prices under this agreement for the years ending December 31 were: 2006 – $52,000,000; 2007 – $63,000,000; and 2008 – $35,000,000.

(c) Costs to complete real estate investments

The estimated costs to complete real estate investments owned by the Trust at June 30, 2006, for the years ending December 31 were: 2006 – $170,000,000; 2007 – $158,000,000; and 2008 – $48,000,000.

The terms "RioCan", "the Trust", "we", "us" and "our" in the following Management's Discussion and Analysis ("MD&A") refer to RioCan Real Estate Investment Trust and its consolidated financial position and results of operations for the three and six months ended June 30, 2006 and 2005. Our MD&A dated July 24, 2006 should be read in conjunction with our interim consolidated financial statements for the three and six months ended June 30, 2006 and 2005. Our MD&A should also be read in conjunction with our consolidated financial statements and our MD&A, including the section on "Risks and Uncertainties", for the two years ended December 31, 2005 and 2004. Historical results and percentage relationships contained in our interim and annual consolidated financial statements and MD&A, including trends which might appear, should not be taken as indicative of our future operations.

Advisory: *Certain information included in this MD&A contains forward-looking statements within the meaning of applicable securities laws including, among others, statements concerning our 2006 objectives, our strategies to achieve those objectives, as well as statements with respect to management's beliefs, plans, estimates, and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue", or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.*

These statements are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in this MD&A, as well as the section entitled "Risks and Uncertainties" in our MD&A for the two years ended December 31, 2005 and 2004, a copy of which can be obtained on SEDAR at www.sedar.com, which could cause our actual results to differ materially from the forward-looking statements contained in this MD&A. Those risks and uncertainties include risks associated with real property ownership, competition for real estate investments, financing and interest rates, governmental regulations, environmental matters and construction. Material factors or assumptions that were applied in drawing a conclusion or making an estimate set out in the forward-looking information include that: the general economy remains stable; interest rates are relatively stable; acquisition capitalization rates are stable; competition for acquisitions of shopping centres remains intense; and equity and debt markets continue to provide access to capital. Although the forward-looking information contained in this MD&A are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements in this MD&A are qualified by these cautionary statements. Except as required by applicable law, RioCan undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Overview

We are an unincorporated "closed-end" trust governed by the laws of the Province of Ontario and constituted pursuant to a Declaration of Trust ("Declaration"). We are publicly traded and listed on the Toronto Stock Exchange under the symbol REI.UN. We are Canada's largest real estate investment trust ("REIT") as measured by assets and total stock market capitalization. The International Council of Shopping Centers ranked RioCan the sixteenth largest owner of shopping centres in North America as measured by our gross leasable area at August 31, 2005.

At June 30, 2006:

- We had ownership interests in a portfolio of 191 shopping centres comprising 28.8 million square feet with a portfolio occupancy rate of 97.3%;
- Projects under development comprise 6.6 million square feet, of which our interest is 3.3 million square feet;
- 83% of our annualized rental revenue was derived from, and our space was leased to, national and anchor tenants;
- Over 51% of annualized rental revenue was derived from our 25 largest tenants;
- 12% of our annualized rental revenue came from national and regional grocery supermarket chains;
- No individual tenant comprised more than 6% of the portfolio's annualized rental revenue;
- We had approximately 4,800 individual tenancies; and
- We employed approximately 640 people.

Vision And Business Strategy

Our purpose is to deliver to our unitholders stable and reliable cash distributions that will increase over the long term. We do so by following a strategy of owning, developing, managing and operating Canadian retail real estate.

Our core investment strategy is to focus on stable, low risk retail properties to satisfy our purpose of creating stable and growing distributable income ("recurring distributable income" or "RDI" (a non-Canadian generally accepted accounting principle ("GAAP") measure) for which a reconciliation to net earnings can be found in our discussion under Distributions to Unitholders).

Generally the tenants in our convenience-oriented shopping centres service the day-to-day needs of the general population. Should vacancies occur in these types of centres, it is usually easier to find replacement tenants than in shopping centres with more fashion oriented retailers. As a result, such convenience-oriented centres are relatively stable and low risk retail properties.

Based on Statistics Canada 2001 Census reports, approximately 45% of the Canadian population resides, and 65% of Canada's population growth is occurring, in the six Canadian metropolitan markets, being: Calgary, Alberta; Edmonton, Alberta; Montreal, Quebec; Ottawa, Ontario; Toronto, Ontario; and Vancouver, British Columbia. As growth in population dictates growth in retail sales which in turn results in more demand for space and higher rents, increasingly our focus is to own properties mainly in those Canadian metropolitan markets having in excess of one million people that have consistently experienced population growth. RioCan also owns properties in strong secondary markets which show population growth and where our goal is to own the dominant unenclosed centre(s) in those markets. Examples are Kingston, Ontario and Quebec City, Quebec. However, the above stated general direction will not preclude our acquisition of stable and low risk retail properties outside population growth areas.

The specific retail assets in which we currently invest are:

- New format retail centres

  New format retail centres are large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by supermarkets and junior department stores and may include an entertainment component (movie theatres, large-format bookstores and restaurants) and a fashion component.

- Neighbourhood convenience unenclosed centres

  Neighbourhood convenience unenclosed centres are generally supermarket and/or junior department store anchored shopping centres, typically comprising between 60,000 to 250,000 square feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers.

- Urban retail properties

  Urban retail properties are high-quality, innovative multi-level format retail centres, typically comprising 100,000 to 250,000 square feet, located in major metropolitan markets. The centres are situated in high-density locations and may sometimes be part of a multi-use complex.

At June 30, 2006, 62.8% of our annualized rental revenue was derived from the six Canadian metropolitan markets.

Given that we have a full range of real estate related in-house functional capabilities, we also enhance RDI by leveraging these capabilities through pursuing opportunities where value-added potential exists. Such initiatives would generally encompass the acquisition of properties that would not be core investments for RioCan and undertaking redevelopment and/or repositioning activities with the intention of resale at the completion of the value-added process. Additionally where we can help achieve other business objectives, we may consider properties (or portions thereof) that would otherwise be core investments, as properties held for resale. Such initiatives may be undertaken on our own or with partners and are further discussed under Properties Held For Resale.

The key measures by which management evaluates its success in the achievement of its objectives are the growth and stability of: (i) RDI; and (ii) cash distributions to unitholders. A review of these key measures is found in our discussion under Distributions to Unitholders.

2006 Outlook

Our objectives for 2006 are: (i) continue enhancing the quality of our real estate portfolio as measured by the stability, reliability and growth of the resulting cash flows; and (ii) achieve growth in RDI per unit.

Our ability to achieve these objectives depends on the following assumptions:

- The general economy remains stable;
- Interest rates remain relatively stable;
- Acquisition capitalization rates remain stable;
- Competition for acquisitions of shopping centres remain intense; and
- Equity and debt markets continue to readily provide access to capital.

Initiatives already commenced by RioCan to pursue these objectives, while adhering to our general direction of owning properties in Canadian metropolitan markets as discussed above, include:

- New format retail development projects undertaken both with and without partners.

  At June 30, 2006 we had projects under development that will upon completion comprise 6.6 million square feet, of which our owned interest will be 3.3 million square feet (see Asset Profile and Property Operating Highlights).

- Continued focus on land use intensification at our existing properties.

  As a normal part of our business, we expand and redevelop our shopping centres to create additional value (see Asset Profile and Property Operating Highlights).

- Continuing to pursue strategic alliances with partners for both core investment opportunities and non-core investment value-added activities.

  We commenced a new co-ownership with Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF"). In addition, RioCan and the Canada Pension Plan Investment Board ("CPPIB") entered into an agreement for our first strategic power centre joint venture (see Asset Profile and Property Operating Highlights).

The achievement of our objectives is partially dependent on successful mitigation of business risks, which is discussed in our MD&A, including the section on "Risks and Uncertainties", for the two years ended December 31, 2005 and 2004. RioCan believes it has identified and mitigated such risks to the extent practical and is committed to identifying and implementing the actions required to achieve its strategy.

Property Operating Highlights For The Three Months Ended June 30, 2006

Development Program

We continue to focus on our in-house development program through which approximately 6.6 million square feet of retail space, of which our interest is approximately 3.3 million square feet, is scheduled to be completed over the next eighteen months. In addition to the 6.6 million square feet of current developments, an additional 1.6 million square feet is in the development pipeline.

Development work at a number of our new format retail centres has been progressing including: RioCan Beacon Hill located in Calgary, Alberta; RioCan Centre Burloak located in Oakville, Ontario; and RioCan Centre Kingston, located in Kingston, Ontario. In addition to these developments, we continued to work on the following projects in the second quarter:

- *Edmonton, Alberta* – Construction has commenced at RioCan Meadows, a 504,000 square foot new format retail centre at the corner of 17th Street and Whitemud Drive. The centre will be anchored by Real Canadian Superstore (retailer owned) and Home Depot, and will be tenanted by, amongst others, Staples/Business Depot, Mark's Work Wearhouse, TD Canada Trust, Royal Bank of Canada and Alberta Treasury Branch. Home Depot is planning to open in the fall of this year, and Staples/Business Depot and Mark's Work Wearhouse are expected to open in December 2006.
- *London, Ontario* – Site work has commenced at Summerside Shopping Centre, located at the intersection of Commissioners Road and Highbury Avenue. Major retailers anchoring this 180,000 square foot centre include Loblaws (retailer owned) and Rona. Expansion of Commissioners Road from a two to four lane road by the city is nearing completion and servicing work for the site has commenced.

- *Milton, Ontario* – Construction is well underway at RioCan Centre Milton, a 293,000 square foot new format retail centre. Anchors Home Depot (retailer owned) and Galaxy Cinemas are now open for business. The centre will be tenanted by a strong mix of national and regional tenants including Premier Fitness, Sleep Country, The Beer Store, Boston Pizza, Casey's, Super Cuts, CIBC and Bank of Montreal. Store openings will be phased-in over the remainder of the year.

Land Use Intensification Program

We continue to enhance returns from our existing properties through a land use intensification program. The objective of the program is to add additional square feet of new retail space annually to a number of our new format and neighbourhood shopping centres. Highlights of some of our current land use intensification projects include:

- *Ajax, Ontario* – Over 94,000 square feet of new space are under construction, or completed, at RioCan Durham Centre. At the rear of the centre, we have completed a 55,000 square foot addition that is anchored by Value Village (23,000 square feet) and Imperial Buffet (12,500 square feet), both of which are now open for business. Other national and regional retailers, aggregating 19,500 square feet, are also open or will commence opening within the next few months. At the front of the centre, a 33,000 square foot addition is underway and will be tenanted by The Keg, Bank of Montreal, Nike Outlet, 2001 Audio Video and Ardene. Site servicing work commenced in late July 2006 and construction of the buildings will begin in September 2006.
- *Victoria, British Columbia* – We are expanding Tillicum Centre by adding an additional 17,000 square feet. The addition includes a 5,000 square foot TD Canada Trust pad and 12,000 square foot Fabricland. Both tenants are expected to open in the spring of 2007. This is the second expansion of this centre since we acquired it in 2002.
- *Ottawa, Ontario* – We have undertaken two initiatives in Ottawa including the construction of a 8,300 square foot three-unit retail building at Fairlawn Plaza and the construction of an additional 14,000 square feet at RioCan Merivale Place. Sleep Country, Cash Money and a dentist will tenant the building at Fairlawn Plaza. At RioCan Merivale Place, Dollarama recently opened its 10,000 square foot store for business in one of the two new units. Negotiations with a number of national retailers to occupy the remaining unit are well advanced.

Asset Profile

Income Properties

Our income properties are comprised of two distinct components, being:

1. Long-lived income properties (those income properties consistent with RioCan's core investment strategy as discussed above) including tangible and intangible leasing costs; and
2. Properties held for resale (properties for which there is no intention of their being used on a long term basis, and which are to be sold in the ordinary course of business) including properties acquired or developed directly and indirectly with partners.

The changes in our net carrying amount of income properties, and components thereof, were:

	Three months ended June 30,		Six months ended June 30,	
(thousands of dollars)	2006	2005	2006	2005
Balance, beginning of period	$ 3,946,243	$ 3,804,908	$ 3,874,727	$ 3,699,491
Acquisitions of income properties	–	–	76,149	132,604
Acquisition and development of properties held for resale	1,416	6,403	11,621	7,365
Dispositions of properties held for resale	(16,853)	(21,817)	(28,995)	(30,220)
Tenant installation costs	5,591	4,979	9,146	9,049
Completion of properties under development	36,013	45,643	66,823	62,190
Other	(6,688)	1,094	(14,044)	(11,385)
Amortization expense	(28,588)	(30,138)	(58,293)	(58,022)
Balance, end of period	$ 3,937,134	$ 3,811,072	$ 3,937,134	$ 3,811,072

1. Long-lived Income Properties (including Income Properties Held for Sale and Discontinued Operations)

Competition for retail real estate acquisitions remains intense. Many of our acquisition opportunities are off-market transactions arising from our relationships with retailers/tenants and partners.

During the first six months of 2006 (none during the second quarter) we acquired a 282,770 square foot new format retail income property located in Calgary, Alberta. For the six months ended June 30, 2005 (none during the second quarter) we acquired interests in income properties aggregating 625,000 square feet.

At June 30, 2006 we had firm commitments to acquire interests in income properties aggregating 165,200 square feet which closed in July 2006.

In July 2005 we completed a portfolio disposition to Retrocom Mid-Market REIT ("Retrocom") comprising seven enclosed mid-market shopping centres for $182 million. As part of the transaction, Retrocom assumed the existing mortgages payable of $89.7 million (for which RioCan's guarantee remains in place on mortgage payable obligations of $71.2 million as detailed in Off Balance Sheet Liabilities and Guarantees) and we took back a secured convertible debenture of $30 million with a three year term bearing interest at 4.5% per annum. The balance of the purchase price was paid in cash. We will perform all property management functions for this portfolio until July 2008. The operating results of these assets for periods up to the date of disposition are included in discontinued operations.

The Retrocom transaction is consistent with our strategy of increasingly focusing on Canada's six metropolitan markets (see Vision and Business Strategy above), given that the disposed properties were primarily located in smaller geographic markets.

Our portfolio requires ongoing investments of capital for tenant installation costs related to new and renewal leasing. Tenant installation costs consist of tenant improvements and other leasing costs, including certain costs associated with our internal leasing professionals (primarily compensation costs).

Co-Ownership Activities included in Long-Lived Income Properties

Co-ownership activities represent real estate investments in which RioCan owns an undivided interest or where we have joint control with our partners. We record our proportionate share of assets, liabilities, revenue and expenses of all co-ownerships in which we participate.

We have joint investments with Kimco Realty Corporation ("Kimco"), a U.S. REIT listed on the New York Stock Exchange, which also focuses on the ownership of shopping centres. At June 30, 2006 these joint investments ("RioKim") were comprised of interests in 34 properties aggregating approximately 7.9 million square feet of which our book value was approximately $552 million. In certain transactions RioCan provides guarantees on behalf of third parties, including certain partners and co-owners for their share of mortgages payable. At June 30, 2006 RioCan, on behalf of Kimco, provided guarantees on $272.6 million of mortgages payable for Kimco's share of properties held in RioKim, for which we receive guarantee fees. Our strategic alliance with Kimco originally provided that we grant them an exclusive right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada undertaken by RioCan, which commitment expired on January 18, 2003. RioCan continues to provide property management, development and leasing services for all the properties that are owned by RioKim.

In October 2004 RioCan and CPPIB announced a strategic alliance to acquire, on a 50/50 basis, premier regional power centres of 750,000 square feet or more of gross leasable area in Canada of which at least 500,000 square feet are not owned by their occupants. It is the intention that properties acquired in this joint venture will remain core, long term holdings for both RioCan and CPPIB. This strategic alliance provides that RioCan and CPPIB have a mutual right of first refusal to acquire 50% of regional power centre investment opportunities in Canada undertaken by either party for two years. RioCan will provide property management, asset management, leasing, development and construction management services for centres acquired with CPPIB. The creation of this joint venture platform is important to RioCan not only for its future potential but also in carrying forward our strategy of creating reliable, long term third party streams of fee income.

During the second quarter of 2006 we entered into an agreement to dispose of interests (ranging from 22.5% to 50%) comprising approximately 536,000 square feet in three shopping centre developments, establishing the first strategic power centre joint venture platform with CPPIB. These dispositions are being completed in stages as

leasable area is occupied by tenants. The sale prices are determined by valuing such areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for additional buildable density. The estimated selling prices under this agreement for the years ending December 31 were: 2006 - $52 million; 2007 - $63 million; and 2008 - $35 million. At June 30, 2006 no dispositions were made under this agreement.

2. Properties Held for Resale

As discussed above (see Vision and Business Strategy) we have a strategy of leveraging our in-house real estate expertise by pursuing opportunities where value-added potential exists, but the resulting assets would not be core investments. Properties held for resale are properties to be acquired or developed for which we have no intention of their being used on a long term basis and plan to dispose of such properties in the ordinary course of business. We expect to earn a return on these assets through a combination of property operating income earned during the relatively short holding period (and included in net earnings from continuing operations) and sales proceeds. No amortization is recorded on properties held for resale.

During the three months ended June 30, 2006 we disposed of properties held for resale for proceeds of $24.4 million resulting in gains of $7.3 million (which includes the Trust's $1 million share of disposition gains from equity-accounted for investments). During the second quarter of 2005 we disposed of properties held for resale for proceeds of $30 million resulting in gains of $7 million.

During the six months ended June 30, 2006 we disposed of properties held for resale for proceeds of $40.1 million resulting in gains of $14.5 million (which includes the Trust's $4.4 million share of disposition gains from equity-accounted for investments). During the first two quarters of 2005 we disposed of properties held for resale for proceeds of $48.7 million resulting in gains of $16.8 million.

The components of gains on properties held for resale were comprised of:

(i) Properties acquired or (re)developed by us for resale without partners:

During the three months ended June 30, 2006 we disposed of properties held for resale for proceeds of $23.4 million resulting in gains of $6.3 million. During the second quarter of 2005 we disposed of properties held for resale for proceeds of $30 million resulting in gains of $7 million.

During the six months ended June 30, 2006 we disposed of properties held for resale for proceeds of $35.7 million resulting in gains of $10.1 million. During the first two quarters of 2005 we disposed of properties held for resale for proceeds of $48.7 million resulting in gains of $16.8 million.

(ii) Properties acquired or (re)developed for resale with partners:

(a) Equity-accounted for investments

Equity investments comprise real estate investments where we exercise significant influence (but not control or joint control) over the investment, and are accounted for using the equity method. This method adjusts the original cost of our investment for RioCan's share of net earnings, capital advances and distributions receivable or received. Equity-accounted for investments were $13.8 million at June 30, 2006 and $17.3 million at December 31, 2005.

We have a 15% equity interest ($12 million at June 30, 2006) in RioCan Retail Value L.P. ("RRVLP"). RRVLP was formed in August 2003 with a 60% participation by the TIAA-CREF and a 25% participation by the Ontario Municipal Employees Retirement System. The business of RRVLP is to acquire underperforming shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a number of years.

At June 30, 2006 the partners had committed the full capital resources of RRVLP, which capital was invested in 12 centres aggregating approximately 3.4 million square feet. By June 30, 2006 five properties had been sold, of which two were sold during the first quarter of 2006 (of which RioCan's 15% share of disposition gains was $3.4 million) and one property was sold during the second quarter of 2006 (of which RioCan's share of the disposition gain was $1 million). It is the intention of the partners to monetize all remaining investments in RRVLP by November 2009.

(b) Co-ownership investments

As discussed above, co-ownership investments represent real estate investments in which RioCan owns an undivided interest or where we have joint control with our partners.

In the first quarter of 2006 RioCan and TIAA-CREF announced the formation of a new joint venture named RRVLP II. The purpose of RRVLP II will be to invest in assets with a predominantly retail component where RioCan believes it can undertake value-added activities to increase the operating income of a property and then to dispose of these assets over a period of five years. Such value-added activities may include: remerchandising the asset to enhance the overall tenant mix; realizing on expansion or redevelopment opportunities; solidifying the income from the existing tenant base; extending the terms of the existing tenant base; and increasing the proportion of national and anchor tenants.

RioCan will be the manager for the joint venture responsible for overseeing all initiatives undertaken to improve the cash flow quality and liquidity of properties acquired including all asset and property management, leasing and construction management services. RioCan and TIAA-CREF have committed to invest $150 million which, when taken together with third-party debt, will enable the joint venture to invest approximately $500 million in targeted investments. This joint venture has not yet completed any acquisitions.

RRVLP and RRVLP II provide RioCan with vehicles that enable it to benefit as a minority investor in pursuing value-added opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance.

Properties Under Development

We have a development program primarily focused on new format retail centres. The provisions of our Declaration have the effect of limiting direct and indirect investments (net of related mortgage debt) in non-income producing properties to no more than 15% of the book value of unitholders' equity. Such developments may also be undertaken with established developers either on a co-ownership basis or by providing them with mezzanine financing. Generally we will not acquire or fund significant expenditures for undeveloped land unless it is zoned and an acceptable level of space has been pre-leased/pre-sold. An advantage of unenclosed, new format retail is that it lends itself to phased construction keyed to leasing levels, which avoids the creation of meaningful amounts of vacant space.

As a normal part of our business, we also expand and redevelop existing shopping centres to create additional value. In making an acquisition decision, we recognize that some property acquisitions require substantial capital expenditures to enable them to compete effectively. We take these capital improvements costs into consideration at the time of acquisition.

The costs related to these (re)development activities are comprised of acquisition costs, external and internal costs directly related to the development and initial leasing of the properties, including applicable salaries and other direct costs, property taxes, and interest on both specific and general debt.

The changes in the carrying amount of our properties under development, and components thereof, were:

	Three months ended June 30,		Six months ended June 30,	
(thousands of dollars)	2006	2005	2006	2005
Balance, beginning of period	$ 230,450	$ 180,746	$ 218,265	$ 129,791
Expenditures	41,832	26,467	76,996	83,050
Other	6,520	3,374	14,351	14,293
Completion of properties under development	(36,013)	(45,643)	(66,823)	(62,190)
Balance, end of period	$ 242,789	$ 164,944	$ 242,789	$ 164,944

We also invest capital on an ongoing basis for the maintenance of our properties. Typical costs incurred are for roof replacement programs and the repaving of parking lots. Tenant leases generally provide for the ability of the landlord to recover such costs from tenants as operating costs. Where such amounts are not recoverable under tenant leases, we expense or capitalize these amounts to income properties, as appropriate.

Mortgages and Loans Receivable

The components of our mortgages and loans receivable were:

(thousands of dollars)	At June 30, 2006	At December 31, 2005
Co-owners	$ 32,139	$ 27,908
Vendor-take-back and other	61,420	43,930
Participating	–	3,176
	$ 93,559	$ 75,014

Mortgages and loans receivable from co-owners bear interest at rates ranging between 7% and 18% per annum with a weighted average quarter end rate of 8.58% per annum. The mortgages and loans receivable from co-owners mature between 2006 and 2015. Prior to maturity, the mortgages and loans receivable from co-owners will also be repaid from the cash flows generated from operating and capital transactions relating to the underlying properties.

Vendor-take-back and other mortgages and loans receivable bear interest at rates varying from 4.5% to 10% per annum with a weighted average quarter end rate of 5.22% per annum. Future repayments over the next five years were as follows:

(thousands of dollars)		Total
Year ending December 31,	2006	$ 16,158
	2008	30,000
	2010	2,325
	Thereafter	12,937
		$ 61,420

The changes in the carrying amount of our mortgages and loans receivable, and components thereof, were:

	Three months ended June 30,		Six months ended June 30,	
(thousands of dollars)	2006	2005	2006	2005
Balance, beginning of period	$ 96,376	$ 37,651	$ 75,014	$ 42,629
Principal advances	19,852	17,398	52,107	22,570
Mortgages and loans taken back on property dispositions	11,465	2,937	11,465	7,962
Principal repayments	(34,830)	(6,866)	(46,161)	(20,489)
Interest receivable and other	696	609	1,134	(943)
Balance, end of period	$ 93,559	$ 51,729	$ 93,559	$ 51,729

Other Working Capital Operating Items

Receivables and other assets increased to $119.4 million at June 30, 2006 from $81.9 million at December 31, 2005. This change was largely attributable to an increase in: (i) prepaid property taxes resulting from the timing of installment payments; and (ii) funds held in trust pending completion of the acquisition of an income property which closed in July 2006.

Accounts payable and other liabilities decreased to $170.1 million at June 30, 2006 from $174 million at December 31, 2005. This change was mainly due to: (i) a decrease in construction payables resulting from the timing of completion of certain development projects; (ii) a decrease in tenant installations and capital expenditures; partially offset by (iii) an increase in property taxes payable resulting from the timing of installment payments; and (iv) an increase in accrued debenture interest payable.

Capital Structure And Liquidity

Debt

Standard & Poor's Ratings Services ("S&P") and Dominion Bond Rating Service Limited ("DBRS") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to default in payment (generally D). At June 30, 2006 and December 31, 2005: (i) S&P provided us with an entity credit rating of BBB and a credit rating of BBB- relating to RioCan's senior unsecured debentures payable ("debentures payable"); and (ii) DBRS provided us with a credit rating of BBB (stable) relating to RioCan's debentures payable. A credit rating of BBB- or higher is an investment grade rating and is generally an indication of adequate credit quality as defined by both S&P and DBRS.

At June 30, 2006 our aggregate indebtedness was $2.63 billion as compared to $2.42 billion at December 31, 2005. At June 30, 2006 the composition of our aggregate indebtedness was: (i) mortgages payable of $1.76 billion; and (ii) debentures payable of $870 million.

RioCan's Declaration provides for maximum total debt levels up to 60% of aggregate assets (defined in the Declaration as total assets plus accumulated amortization of income properties). At June 30, 2006 our indebtedness was 55.6% of aggregate assets and we could therefore incur additional indebtedness of $522 million and still not exceed a 60% leverage limit. As a matter of policy, we would not likely incur indebtedness much beyond 58% of aggregate assets as any excess may not be favorably viewed by the above rating agencies.

Debentures Payable

At June 30, 2006 we had seven series of debentures outstanding totaling $870 million as compared to five series of debentures outstanding totaling $670 million at December 31, 2005.

There were no debenture transactions during the second quarter of 2006. During the second quarter of 2005 our Series B debentures were repaid at maturity.

During the first quarter of 2006 we completed the following debenture issue transactions:

- On February 7, 2006 we issued $100 million Series I debentures, maturing February 6, 2026, bearing interest at 5.953% per annum, payable semi-annually. These debentures have a different covenant pattern than all of our other outstanding series, the key difference being that we have the right at any time to convert these debentures to mortgage debt (subject to the acceptability of the security given to the debentureholders). In such event, the covenants relating to our 60% leverage limit, minimum book equity and interest coverage ratio would be eliminated for this debenture; and
- On March 24, 2006 we issued $100 million Series J debentures, maturing March 24, 2010, bearing interest at 4.938% per annum, payable semi-annually.

During the first quarter of 2005 we:

(i) redeemed the following series of debentures:

- $13.7 million Series A at a redemption price of $109.809 per $100 principal amount for cash consideration of $15 million;
- $125 million Series C at a redemption price of $103.797 per $100 principal amount for cash consideration of $129.7 million; and
- $150 million RealFund Series A at a redemption price of $108.423 per $100 principal amount for cash consideration of $162.6 million.

The above first quarter 2005 debenture redemptions, coupled with the repayment on maturity of the April 25, 2005 Series B debentures, resulted in eliminating covenant patterns of the Series A, B, C and RealFund Series A debentures, which could have had the effect of limiting us to a 55% leverage limit. These debenture redemption transactions do not typify RioCan's normal business activities and are not expected to recur on a regular basis. These debenture redemption transactions required RioCan to recognize in net earnings the costs of early extinguishment of debentures payable of $20.5 million.

(ii) completed the following debenture issuances:

- On January 4, 2005 we issued $110 million Series E debentures, maturing January 4, 2008, bearing interest at 3.85% per annum, payable semi-annually;
- On March 8, 2005 we issued $200 million Series F debentures, maturing March 8, 2011, bearing interest at 4.91% per annum, payable semi-annually; and
- On March 11, 2005 we issued $150 million Series G debentures, maturing March 11, 2013, bearing interest at 5.23% per annum, payable semi-annually.

Mortgages Payable

At June 30, 2006 we had mortgages payable outstanding of $1.76 billion as compared to $1.75 billion at December 31, 2005. The vast majority of our mortgage indebtedness has recourse to the assets of the Trust (as opposed to only having recourse to the specific property charged). We follow this policy as it generally results in lower interest costs and higher loan-to-value ratios than would otherwise be obtained.

At June 30, 2006 the contractual interest rates on our mortgages payable ranged from 4.76% to 11.88% per annum with a quarter end weighted average interest rate of 6.73% per annum. The cost of income properties includes the differential between contractual and market interest rates on long term debt assumed by us at acquisition of our income properties. Calculated on this basis, we have a June 30, 2006 quarter end weighted average interest rate of 6.53% per annum on our mortgage indebtedness.

Changes in the carrying amount of our mortgages payable resulted primarily from:

	Three months ended June 30,		Six months ended June 30,	
(thousands of dollars)	2006	2005	2006	2005
Balance, beginning of period	$ 1,749,366	$ 1,724,974	$ 1,753,277	$ 1,765,699
Borrowings:				
New	57,387	87,870	99,675	101,961
Assumed on the acquisition of properties	–	–	–	24,670
Principal repayments:				
Scheduled amortization	(11,193)	(10,884)	(22,255)	(21,719)
At maturity or early repayment	(39,148)	(39,632)	(74,285)	(98,632)
Assumed by purchasers on dispositions of properties	–	(15,810)	–	(25,461)
Balance, end of period	$ 1,756,412	$ 1,746,518	$ 1,756,412	$ 1,746,518

Aggregate Debt Maturities

On a combined basis, our mortgages and debentures payable bear a June 30, 2006 quarter end weighted average contractual interest rate of 6.15% with a weighted average term to maturity of 5.6 years, and had repayments for the next five years as follows:

(thousands of dollars)		Scheduled principal amortization	Principal maturities: Mortgages payable	Debentures payable	Total
Year ending December 31,	2006	$ 24,727	$ 9,439	$ –	$ 34,166
	2007	46,907	250,884	–	297,791
	2008	42,953	160,659	110,000	313,612
	2009	40,433	200,319	110,000	350,752
	2010	32,077	241,728	100,000	373,805
	Thereafter	143,625	562,661	550,000	1,256,286
		$ 330,722	$ 1,425,690	$ 870,000	$ 2,626,412

We expect that all maturities will be refinanced or repaid in the normal course of business.

At June 30, 2006 we had two revolving lines of credit in place totaling $123.5 million with major Canadian financial institutions, against which $27 million of letters of credit were drawn. These facilities are subject to annual renewal and are secured by first charges against certain income properties.

Trust Units

Unit issuances were:

	Three months ended June 30,			
	2006		2005	
(in thousands)	Units	$	Units	$
Units outstanding, beginning of period	197,233	$ 1,927,971	193,012	$ 1,856,551
Units issued:				
Distribution reinvestment and direct purchase plans	629	13,217	571	10,453
Unit option plan	77	896	587	6,508
Value associated with unit option grants exercised	–	27	–	–
Unit issue costs	–	(14)	–	(160)
Units outstanding, end of period	197,939	$ 1,942,097	194,170	$ 1,873,352

	Six months ended June 30,			
	2006		2005	
(in thousands)	Units	$	Units	$
Units outstanding, beginning of period	196,041	$ 1,906,859	183,604	$ 1,702,820
Units issued:				
Public offering	–	–	8,250	143,963
Distribution reinvestment and direct purchase plans	1,251	26,933	1,111	20,140
Unit option plan	647	8,048	1,205	12,671
Value associated with unit option grants exercised	–	370	–	–
Unit issue costs	–	(113)	–	(6,242)
Units outstanding, end of period	197,939	$ 1,942,097	194,170	$ 1,873,352

We provide long term incentives to certain employees by granting options through a unit option plan. The options granted permit employees to acquire units at an exercise price equal to the market price of such units under option at the date the option is granted. The objective of granting unit based compensation is to encourage plan members to acquire an ownership interest in us over time and acts as a financial incentive for such persons to act in the long term interests of RioCan and its unitholders. At June 30, 2006, 5.8 million units remain available for issuance under the unit option plan.

During the six months ended June 30, 2006 we granted 1.3 million unit options (885,000 unit options were granted in the second quarter of 2006) under the unit option plan as compared to 1.3 million unit options during the same period of 2005 (885,000 unit options were granted in the second quarter of 2005).

Additionally, we have a Restricted Equity Unit ("REU") plan which provides for an allotment of REUs to each non-employee trustee. The value of the REUs allotted appreciate or depreciate with increases or decreases in the market price of the Trust's units.

Distributions to Unitholders

S&P and DBRS provide stability ratings for REITs and income trusts. A stability rating generally provides an indication of both the stability and sustainability of distributions to unitholders.

S&P's rating categories range from the highest level of distributable cash flow generation stability relative to other income funds in the Canadian market place (SR-1) to a very low level of distributable cash flow generation stability relative to other income funds in the Canadian market place (SR-7). RioCan's S&P stability rating at June 30, 2006 and December 31, 2005 was SR-2. This rating category reflects a very high level of distributable cash flow generation stability relative to other income funds in the Canadian market place.

DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). At June 30, 2006 and December 31, 2005 RioCan had a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit.

Distributions to our unitholders were:

	Three months ended June 30,			Six months ended June 30,		Increase
(thousands of dollars)	2006	2005	Increase	2006	2005	(decrease)
Distributions to unitholders	$ 63,760	$ 60,987	5%	$ 127,213	$ 121,623	5%
Distributions reinvested through the distribution reinvestment program and direct purchase plans	(13,217)	(10,453)	26%	(26,933)	(20,140)	34%
Net cash outflow from distributions to unitholders	$ 50,543	$ 50,534	0%	$ 100,280	$ 101,483	(1%)

Our Declaration requires us to distribute to our unitholders at least 80% of our annual RDI. Retention of RDI is desirable to ensure that we maintain adequate reserves to meet all of our financial obligations, and fund ongoing capital requirements and future growth.

RDI is a measure of our ability to earn and distribute cash returns to unitholders and is intended to be a measure that is representative of RioCan's operating performance. RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP. Our method of calculating RDI differs from certain other issuers' methods and accordingly, RDI as we report may not be comparable to other issuers.

Our RDI is defined by our Declaration and is calculated as consolidated net earnings adjusted for: (i) non-cash items (such as building and leasing cost amortization, the impact of straight-line rent (calculated as the straight-line rental adjustment, less provisions for potentially uncollectible amounts, and adjusted for the notional effect of capitalized free rent which we no longer record effective January 1, 2004) and market rent differentials); (ii) items

not representative of operating performance (such as gains (losses) on disposals of long-lived income properties); and (iii) any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

RioCan's Declaration did not provide specific guidance for costs resulting from the first quarter 2005 early extinguishment of debentures and our Trustees determined that our exclusion of these early extinguishment costs from the determination of RDI was appropriate in that such costs were not representative of: (i) RioCan's ability to earn and distribute cash returns to unitholders; and (ii) its ongoing operating performance.

Our RDI was:

	Three months ended June 30,		Six months ended June 30,	
(thousands of dollars, except per unit amounts)	2006	2005	2006	2005
Net earnings	$ 39,639	$ 33,537	$ 78,614	$ 55,124
Amortization of tangible capital assets	21,615	21,183	43,056	42,061
Amortization of tangible leasing costs	4,218	4,788	9,073	9,112
Amortization of intangible leasing costs	3,172	4,336	6,990	7,410
Impact of accounting for rental revenue on a straight-line basis	(924)	(1,814)	(2,220)	(3,743)
Unit based compensation expense	665	417	1,216	795
Amortization of the differential between contractual and market rents on in-place leases	(70)	111	(166)	222
Impairment provisions	–	8,784	–	8,784
Costs of early extinguishment of debentures payable	–	63	–	20,549
RDI	68,315	71,405	136,563	140,314
Retention of RDI	(4,555)	(10,418)	(9,350)	(18,691)
Distributions to unitholders	$ 63,760	$ 60,987	$ 127,213	$ 121,623
Per unit				
RDI	$ 0.3455	$ $0.3687	$ 0.6923	$ 0.7267
Retention of RDI	(0.0230)	(0.0537)	(0.0473)	(0.0967)
Distributions to unitholders	$ 0.3225	$ 0.3150	$ 0.6450	$ 0.6300

Financial Liquidity and Capital Commitments

At June 30, 2006 our:

- Estimated remaining commitments under agreements of purchase and sale for the years ending December 31 were as follows: 2006 – $106 million; and 2007 – $103 million.
- Estimated costs to complete real estate investments currently under development for the years ending December 31 were as follows: 2006 – $170 million; 2007 – $158 million; and 2008 – $48 million.
- Cash and short-term investments were $66.5 million and we had over $96.5 million of available undrawn bank lines of credit.

We anticipate that our cash flow from operations will continue to provide adequate capital to fund our operating and administrative expenses, regular interest costs on our debt, and distributions to unitholders. In addition, we anticipate that cash on hand, borrowings under our revolving credit facility, and access to equity and debt markets will provide the necessary capital required by RioCan to fund our ongoing and future capital commitments and obligations.

Off Balance Sheet Liabilities and Guarantees

At June 30, 2006 we had real estate investments accounted for using the equity method that could be viewed to give rise to off balance sheet debt of $21.4 million, which would have increased our indebtedness to 55.8% of aggregate assets.

We have provided guarantees to third parties on behalf of certain RioCan partners and co-owners for their share of mortgages payable as, amongst other reasons, it generally results in lower interest costs and higher loan-to-value ratios than would otherwise be obtained. Our guarantees remain in place for certain debts assumed by purchasers in connection with property dispositions and will remain until such debts are refinanced or extinguished or lenders agree to release RioCan's covenants. Recourse would be available to us under these guarantees in the event of a default by the borrowers, in which case we would have a claim against the underlying real estate investments. At June 30, 2006 such guarantees amounted to $533 million and expire between 2006 and 2034. We determined that the estimated fair value of the borrowers' interests in the real estate investments was greater than the mortgages payable for which we provided guarantees, and therefore we did not provide for any losses on such guarantees in our consolidated financial statements.

At June 30, 2006 the parties on behalf of which we had outstanding guarantees were:

(thousands of dollars)

Partners and Co-owners		
Kimco	$	272,634
Trinity Development Group Inc.		56,123
Other		26,880
Assumption of mortgages by purchasers on property dispositions		
Retrocom		71,218
RRVLP		11,767
Other		94,780
	$	533,402

Results Of Operations

We reported net earnings of $39.6 million for the three months ended June 30, 2006 as compared with net earnings of $33.5 million for the same period in 2005. We reported net earnings of $78.6 million for the six months ended June 30, 2006 as compared with net earnings of $55.1 million for the same period in 2005.

The specific components of net earnings for each respective period were:

(thousands of dollars, except per unit amounts)	Three months ended June 30, 2006	2005	Increase (decrease)	Six months ended June 30, 2006	2005	Increase (decrease)
Revenue						
Rentals	$ 141,606	$ 135,454	5%	$ 283,952	$ 275,890	3%
Fees and other	3,954	7,371	(46%)	11,762	10,214	15%
Interest	2,548	1,511	69%	4,353	3,741	16%
Gains on properties held for resale	7,324	6,999	5%	14,525	16,769	(13%)
Total revenue	155,432	151,335		314,592	306,614	
Expenses						
Property operating costs	45,626	44,289	3%	95,236	93,161	2%
Interest	35,385	33,011	7%	69,734	68,216	2%
General and administrative	6,194	4,470	39%	12,715	9,171	39%
Amortization	28,588	28,375	1%	58,293	54,873	6%
Total expenses	115,793	110,145		235,978	225,421	
	39,639	41,190		78,614	81,193	
Impairment provisions	–	(4,984)	(100%)	–	(4,984)	(100%)
Costs of early extinguishment of debentures payable	–	(63)	(100%)	–	(20,549)	(100%)
Net earnings from continuing operations	39,639	36,143		78,614	55,660	
Net earnings from discontinued operations	–	(2,606)	(100%)	–	(536)	(100%)
Net earnings	$ 39,639	$ 33,537	18%	$ 78,614	$ 55,124	43%
Net earnings per unit – basic and diluted						
Continuning operations	$ 0.20	$ 0.18	11%	$ 0.40	$ 0.28	43%
Discontinued operations	–	(0.01)	(100%)	–	–	0%
Net earnings	$ 0.20	$ 0.17	18%	$ 0.40	$ 0.28	43%

Revenue from Continuing Operations

Rentals

Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating cost recoveries. The increases during the periods were consistent with the full period impact of net acquisitions and completed (re)developments of income properties during 2006 and 2005.

Fees and Other Income

We hold certain of our interests in various real estate investments through co-ownerships and investments accounted for by the equity method. Generally, we provide asset and property management services for these investments for which we earn market based fees.

Additionally, as previously discussed under Income Properties, we also leverage our in-house expertise by adding value to properties held for resale and realizing on that value creation in the short-term through such asset dispositions. Where we own these trading assets with partners, we typically also earn an out-performance incentive fee for exceeding agreed upon benchmarks. While income from these programs is recurring, gains and related performance fees being disposition-dependant are not necessarily earned consistently throughout each quarter. The result is that we generally experience fluctuations in our gains from properties held for resale and fees and other income.

The significant sources of fees and other income were:

(thousands of dollars)	Three months ended June 30, 2006	2005	Increase (decrease)	Six months ended June 30, 2006	2005	Increase
Property and asset management	$ 3,038	$ 2,351	29%	$ 5,405	$ 4,202	29%
Disposition-dependant performance fees and other	916	5,020	(82%)	6,357	6,012	6%
	$ 3,954	$ 7,371	(46%)	$ 11,762	$ 10,214	15%

Interest Income

The increases during the periods in interest earned on mortgages and loans receivable and on cash balances mainly resulted from higher average cash and mortgage and loan receivable balances during the periods.

Expenses from Continuing Operations

Property Operating Costs

Property taxes and operating costs are generally recoverable by us under tenant lease agreements (see Rentals above). The significant components of property operating costs were:

(thousands of dollars)	Three months ended June 30, 2006	2005	Increase (decrease)	Six months ended June 30, 2006	2005	Increase (decrease)
Property taxes	$ 29,435	$ 27,666	6%	$ 59,570	$ 56,390	6%
Other operating costs	16,191	16,623	(3%)	35,666	36,771	(3%)
	$ 45,626	$ 44,289	3%	$ 95,236	$ 93,161	2%

The changes during the periods were consistent with the full period impact of net acquisitions and completed (re)developments of income properties during 2006 and 2005.

Interest

The components of interest expense were:

(thousands of dollars)	Three months ended June 30, 2006	2005	Increase	Six months ended June 30, 2006	2005	Increase
Interest	$ 39,749	$ 35,489	12%	$ 77,813	$ 73,057	7%
Capitalized to real estate investments	(4,364)	(2,478)		(8,079)	(4,841)	
Net interest expense	$ 35,385	$ 33,011	7%	$ 69,734	$ 68,216	2%
Percentage capitalized to real estate investments	11%	7%		10%	7%	

The increases during the periods in total interest expense resulted primarily from higher debentures payable during 2006 as compared to 2005. The increased interest expense on this new debt was partially offset by reduced interest expense resulting from scheduled amortizations of mortgage principal.

The increase during the periods in amounts capitalized to real estate investments during 2006 as compared to the same period in 2005 was commensurate with our increased focus on new format and urban retail developments.

General and Administrative

Staffing and related costs for property management activities are excluded from general and administrative expense, and included in property operating costs. Additionally, incremental direct internal costs related to our development activities (to the extent they are not capital expenditures on properties under development) and leasing activities (to the extent that they are not included in tenant installation costs) are also included in property operating costs.

The components of general and administrative expense were:

(thousands of dollars)	Three months ended June 30, 2006	Three months ended June 30, 2005	Increase	Six months ended June 30, 2006	Six months ended June 30, 2005	Increase
General and administrative expense	$ 6,609	$ 4,957	33%	$ 13,553	$ 10,239	32%
Capitalized to real estate investments	(415)	(487)		(838)	(1,068)	
Net general and administrative expense	$ 6,194	$ 4,470	39%	$ 12,715	$ 9,171	39%
Percentage capitalized to real estate investments	6%	10%		6%	10%	

The changes during the periods in total general and administrative expense mainly resulted from increases: (i) relating to staff levels and related costs and unit based compensation expense; and (ii) in statutory compliance and governance related costs.

The percentage of general and administrative expense capitalized to real estate investments during the periods decreased primarily because the items that resulted in the increase in total general and administrative expense do not relate directly to amounts that can be capitalized to real estate investments.

Amortization

The components of amortization expense were:

(i) Building amortization

(thousands of dollars)	Three months ended June 30, 2006	Three months ended June 30, 2005	Increase	Six months ended June 30, 2006	Six months ended June 30, 2005	Increase
Building amortization	$ 21,198	$ 19,719	8%	$ 42,230	$ 39,061	8%

The increases during the periods were consistent with the full period impact of net acquisitions and completed (re)developments of income properties during 2006 and 2005.

(ii) Tangible and intangible leasing costs amortization

(thousands of dollars)	Three months ended June 30, 2006	Three months ended June 30, 2005	Increase (decrease)	Six months ended June 30, 2006	Six months ended June 30, 2005	Increase (decrease)
Amortization of tangible leasing costs						
Amortization of tenant installation costs	$ 2,630	$ 2,308	14%	$ 4,743	$ 4,717	1%
Amortization of leasing costs identified at acquisition and (re)development of income properties	1,588	2,320	(32%)	4,330	3,993	8%
Amortization of tangible leasing costs	$ 4,218	$ 4,628	(9%)	$ 9,073	$ 8,710	4%
Amortization of intangible leasing costs						
Amortization of the value of in-place leases and tenant relationships identified at acquisition of income properties	$ 3,172	$ 4,028	(21%)	$ 6,990	$ 7,102	(2%)

For acquisitions initiated after September 12, 2003 GAAP requires a component of the purchase price to be allocated to tangible and intangible leasing costs.

Other items

Gains on properties held for resale and discontinued operations is discussed under Income Properties and costs of early extinguishment of debentures payable is discussed under Debt.

RioCan may have transactions in the normal course of business with entities whose directors or trustees are also our trustees and/or management. Any such transactions are in the normal course of operations and are measured at market based exchange amounts, and are not related party transactions for GAAP purposes.

Funds From Operations

Funds from operations ("FFO") are a supplemental non-GAAP financial measure of operating performance widely used by the real estate industry. The Real Property Association of Canada ("REALPAC") defines FFO as: "Funds from operations means net income (computed in accordance with GAAP), excluding gains (or impairment provisions and losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, plus future income taxes and after adjustments for equity-accounted entities and non-controlling interests. Adjustments for equity-accounted for entities, joint ventures and non-controlling interests are calculated to reflect funds from operations on the same basis as the consolidated properties."

We consider FFO a meaningful additional measure of operating performance as it primarily rejects the assumption that the value of real estate investments diminishes predictably over time and it adjusts for items included in GAAP net earnings that may not necessarily be the best determinants of our operating performance (such as gains or losses on the sale of, and provisions for impairment against, long-lived income properties).

RioCan's method of calculating FFO is in accordance with REALPAC's recommendations but may differ from other issuers' methods and accordingly, may not be comparable to FFO reported by other issuers.

A reconciliation of GAAP net earnings to FFO and RDI was:

(thousands of dollars, except per unit amounts)	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Net earnings	$ 39,639	$ 33,537	$ 78,614	$ 55,124
Amortization of tangible capital assets	21,198	19,719	42,230	39,061
Amortization of tangible leasing costs	4,218	4,628	9,073	8,710
Amortization of intangible leasing costs	3,172	4,028	6,990	7,102
Impairment provisions, included in continuing operations	–	4,984	–	4,984
Discontinued operations:				
Amortization	–	1,762	–	3,148
Impairment provisions	–	3,800	–	3,800
FFO	68,227	72,458	136,907	121,929
Impact of accounting for rental revenue on a straight-line basis	(924)	(1,814)	(2,220)	(3,743)
Unit based compensation expense	665	417	1,216	795
Costs of early extinguishment of debentures payable	–	63	–	20,549
Other	347	281	660	784
RDI	$ 68,315	$ 71,405	$ 136,563	$ 140,314
Per unit				
FFO per weighted average number of units outstanding	$ 0.35	$ 0.38	$ 0.70	$ 0.63

As indicated in the above table, the primary differences between FFO and RDI were adjustments relating to non-cash rental revenue, costs of early extinguishment of debentures payable, and unit based compensation expense.

Significant Accounting Policies and Estimates

Our unaudited interim consolidated financial statements for the three and six months ended June 30, 2006 and 2005 were prepared in accordance with GAAP. The significant accounting policies used in the preparation of the interim consolidated financial statements are consistent with those reported in our audited consolidated financial statements for the two years ended December 31, 2005 and 2004. The preparation of financial statements in conformity with GAAP requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates under different assumptions and conditions.

Refer to our MD&A for the two years ended December 31, 2005 and 2004 for a discussion of our significant accounting policies most affected by estimates and judgments used in the preparation of our financial statements, being our accounting policies relating to income properties amortization, impairment of real estate investments, guarantees, and fair value. We have determined that at June 30, 2006 there is no change to our assessment of our significant accounting policies most affected by estimates and judgments as detailed in our MD&A for the two years ended December 31, 2005 and 2004.

Future Changes In Significant Accounting Policies

We monitor the Canadian Institute of Chartered Accountants' ("CICA") recently issued accounting pronouncements to assess the applicability and impact, if any, of these pronouncements on our consolidated financial statements and note disclosures.

The CICA released Section 3855, Financial Instruments – Recognition and Measurement, which standard is applicable to the Trust commencing January 1, 2007. This standard provides more comprehensive guidance on how to recognize financial instruments on the balance sheet, how to measure them, and how to account for gains and losses. The Trust is in the process of assessing the impact of this new standard on our consolidated financial statements.

Risks and Uncertainties

In our MD&A for the two years ended December 31, 2005 and 2004 we reported that all real property investments are subject to a degree of risk. These investments are affected by various factors including changes in general economic conditions (such as the availability of long term mortgage funds) and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from other available space, construction risk, fluctuations in interest rates and various other factors. We reported that our net earnings and funds available for distributions to our unitholders would be adversely affected if a significant number of tenants were to become unable to meet their obligations or if we were unable to lease a significant amount of available space in our properties on economically favorable lease terms. At June 30, 2006 we have determined that there is no change to our assessment of the risks and uncertainties as detailed in our MD&A for the two years ended December 31, 2005 and 2004.

SELECTED QUARTERLY CONSOLIDATED INFORMATION

The following is a summary of certain key information:

(thousands of dollars, except per unit amounts and number of employees)

At and for the quarter ended	2006 Q2	2006 Q1	2005* Q4	2005* Q3	2005* Q2	2005* Q1	2004* Q4	2004* Q3
Total revenue	$ 155,432	$ 159,160	$ 152,623	$ 149,813	$ 151,335	$ 155,279	$ 140,669	$ 138,003
Net earnings from continuing operations	$ 39,639	$ 38,975	$ 37,340	$ 41,862	$ 36,143	$19,517	$ 34,500	$ 39,099
Net earnings from continuing operations per unit								
– basic	$ 0.20	$ 0.20	$ 0.19	$ 0.22	$ 0.18	$ 0.10	$ 0.19	$ 0.22
– diluted	$ 0.20	$ 0.20	$ 0.19	$ 0.22	$ 0.18	$ 0.10	$ 0.19	$ 0.21
Net earnings **	$ 39,639	$ 38,975	$ 37,308	$ 40,142	$ 33,537	$ 21,587	$ 35,978	$ 40,373
Net earnings per unit								
– basic	$ 0.20	$ 0.20	$ 0.19	$ 0.21	$ 0.17	$ 0.11	$ 0.20	$ 0.22
– diluted	$ 0.20	$ 0.20	$ 0.19	$ 0.21	$ 0.17	$ 0.11	$ 0.20	$ 0.21
Total assets	$ 4,459,430	$ 4,450,919	$ 4,272,796	$ 4,227,733	$ 4,269,495	$ 4,193,805	$ 3,957,035	$ 3,896,807
Total mortgages and debentures payable	$ 2,626,412	$ 2,619,366	$ 2,423,277	$ 2,387,470	$ 2,416,518	$ 2,344,974	$ 2,214,392	$ 2,179,458
Total distributions to unitholders	$ 63,760	$ 63,453	$ 63,115	$ 62,330	$ 60,987	$ 60,636	$ 61,463	$ 54,158
Total distributions to unitholders per unit	$ 0.3225	$ 0.3225	$ 0.3225	$ 0.3200	$ 0.3150	$ 0.3150	$ 0.3350	$ 0.3000
Net book value per unit ***	$ 8.40	$ 8.48	$ 8.55	$ 8.63	$ 8.70	$ 8.81	$ 8.63	$ 8.72
Market price per unit								
– high	$ 23.10	$ 23.96	$ 22.81	$ 22.65	$ 20.50	$ 19.57	$ 18.73	$ 16.70
– low	$ 19.93	$ 20.96	$ 18.58	$ 19.50	$ 17.88	$ 16.75	$ 16.43	$ 15.60
– close	$ 21.64	$ 23.06	$ 22.79	$ 22.51	$ 20.00	$ 18.15	$ 17.75	$ 16.50
Average number of employees	630	650	650	630	630	620	600	590

* Previously reported results have been reclassified for discontinued operations.

** Refer to our annual and interim MD&As issued for the years ended December 31, 2005 and 2004 and for the three months ended March 31, 2006 and 2005 for a discussion and analysis relating to those periods.

*** A non-GAAP measurement. Calculated as unitholders' equity divided by units outstanding at end of period. Our method of calculating net book value per unit may differ from other issuers' methods and accordingly may be not comparable to net book value per unit reported by other issuers.